

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3628

April 21, 2021

Via E-mail
Anthony Sfarra
President
Wells Fargo Commercial Mortgage Securities, Inc.
c/o Wells Fargo Bank, National Association
9062 Old Annapolis Road
Columbia, MD 21045

> **Re: BANK 2019-BNK16**
> **Wells Fargo Commercial Mortgage Trust 2017-C38**
> **Wells Fargo Commercial Mortgage Trust 2017-C39**
> **Forms 10-D and ABS-EE for the Monthly Distribution Period Ended**
> **November 18, 2020**
> **Filed December 2, 2020**
> **File Nos. 333-226486-03, 333-206677-16 and 333-206677-17**

Dear Mr. Sfarra:

    We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                        Sincerely,

                                        /s/ Katherine Hsu

                                        Katherine Hsu
                                        Office Chief
                                        Office of Structured Finance

cc: Troy Stoddard, Wells Fargo
       David Burkholder, Cadwalader, Wickersham & Taft LLP